# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SBC Medical Group Holdings Inc, CIK 0001930313
CUSIP: 73245B107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 200 SPECTRUM CENTER DR., Suite 300, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 04/19/2026
Amends the filing with accession number 0001493152-26-009606
Filed by CIK 0002037003
Persons authorized to receive notices and communications: Yoshiyuki Aikawa, 200 Spectrum Center Drive, Suite 300, Irvine, California (CA), 92618, (949) 593-0250

## Reporting persons
- Yoshiyuki Aikawa (CIK 0002037003): type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 84,304,460; shared voting power 0; sole dispositive power 84,304,460; shared dispositive power 0; aggregate amount beneficially owned 84,304,460 (82.2% of the class)
  Comment: Based on 102,576,943 shares of the Issuer's common stock issued and outstanding following the closing of the offering described herein, as disclosed in the Issuer's prospectus supplement filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(7) on April 20, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: SBC Medical Group Holdings Inc
Address of issuer's principal executive offices: 200 SPECTRUM CENTER DR., Suite 300, Irvine, California (CA), 92618
Comment: The following constitutes Amendment No. 3 to Schedule 13D ("Amendment No. 3") filed by the Reporting Person. It amends the original Schedule 13D filed by the Reporting Person on September 23, 2024, relating to the shares of common stock, $0.0001 par value per share ("Common Stock"), of SBC Medical Group Holdings Incorporated, a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 thereto, filed on September 23, 2024, and as amended by Amendment No. 2 thereto, filed on March 10, 2026 (collectively, the "Schedule 13D"). This Amendment No. 3 amends the Schedule 13D as specifically set forth below. All other Items in the Schedule 13D are unchanged. All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as set forth below:

On April 19, 2026, the Reporting Person, as a selling stockholder and the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with Maxim Group LLC, as representative of the underwriters named therein (the "Underwriters"), relating to an underwritten offering of 3,100,000 shares of Common Stock (the "Offering"). The Underwriters purchased the shares of Common Stock from the Reporting Person at a net price of $3.0225 per share. Additionally, pursuant to the Underwriting Agreement, the Reporting Person has granted the Underwriters a 45-day option to purchase up to an additional 465,000 Shares. The Offering closed on April 21, 2026.

The Offering was made pursuant to the Issuer's shelf registration statement on Form S-3 (File No. 333-292451), as supplemented by a preliminary prospectus supplement dated April 17, 2026 and final prospectus supplement, dated April 19, 2026.

Pursuant to the Underwriting Agreement, the Reporting Person has entered into a lock-up agreement (the "Lock-Up Agreement"), pursuant to which it has agreed with the Underwriters, subject to certain exceptions, for a period of 90 days after the closing, not to, offer, sell, contract to sell, hypothecate, pledge, grant any option, right, or warrant to purchase or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Reporting Person, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of, with respect to, any shares of Common Stock or securities convertible, exchangeable or exercisable into, Common Stock beneficially owned, or publicly disclose the intention to do any of the foregoing.

The descriptions of the Underwriting Agreement and Lock-Up Agreement contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the Underwriting Agreement and Lock-Up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as set forth below:

The information set forth in Item 4 of the Schedule 13D is hereby incorporated by reference into this Item 5.

The following disclosure is based on 102,576,943 shares of the Common Stock issued and outstanding following the closing of the Offering, as disclosed in the Issuer's prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on April 20, 2026.

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 84,304,460 shares of Common Stock, consisting of 79,304,460 shares of Common Stock held directly by the Reporting Person and 5,000,000 shares of Common Stock held by GODO Kaisha Aikawa Investment, a company wholly owned by the Reporting Person, representing approximately 82.2% of the issued and outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as disclosed herein, the Reporting Person has not effectuated any transactions in any shares of Common Stock since the filing of Amendment No. 2 on March 10, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Amendment No. 3 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

10.1 Underwriting Agreement, dated April 19, 2026, by and among SBC Medical Group Holdings Incorporated, the Reporting Person and Maxim Group LLC, as representative of the underwriters

10.2 Lockup Agreement, dated April 19, 2026

## Signatures
- Yoshiyuki Aikawa: /s/ Yoshiyuki Aikawa, Yoshiyuki Aikawa (04/21/2026)